UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

COMPAÑÍA ANÓNIMA NACIONAL
TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
Shares of Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
P3055Q103
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL — Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493
with copy to
Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$453,245,216	$13,915(3)

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying (x) 213,681,017 (which is the estimate of the number of Shares of Common Stock (other than Class D Common Stock) held by U.S. holders plus the estimate of the number of shares of Class D Common Stock outstanding (other than Class D Common Stock estimated to be represented by American Depositary Shares)) by (y) the offer price of US$2.12113 per share.

(2)	The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.

(3)	Previously paid.
☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
          ☑     third-party tender offer subject to Rule 14d-1.
          ☐     issuer tender offer subject to Rule 13e-4.
          ☐     going-private transaction subject to Rule 13e-3.
          ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1, 4, 5, 8 and 11.
Item 12. Exhibits.
SIGNATURE

INTRODUCTION
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on April 9, 2007 by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) in connection with the Venezuelan Republic’s offer (the “Venezuelan Offer”) to purchase any and all outstanding shares of Common Stock (the “Common Stock”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), other than those already beneficially owned by the Venezuelan Republic, at a price of US$2.12113 per share of Common Stock in cash, but subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the settlement date for the Venezuelan Offer and to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (unless otherwise provided by an applicable income tax treaty), on the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase dated April 8, 2007 (the “Venezuelan Offer to Purchase”) and the accompanying annexes. This TO Amendment No. 1 is filed on behalf of the Venezuelan Republic.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Venezuelan Offer to Purchase, the accompanying Information Supplement and Share Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Venezuelan Offer to Purchase.
Items 1, 4, 5, 8 and 11.
     Items 1, 4, 5, 8 and 11 of the Schedule TO, which incorporate by reference information contained in the Venezuelan Offer to Purchase and the accompanying Information Supplement, are hereby amended and supplemented as follows:
     1. The answer that begins on page 3 to the question, “How much is the Bidder offering to pay for my Shares in the Venezuelan Offer and what will be the form of payment?” in the section titled “Summary Term Sheet” of the Information Supplement is hereby amended by inserting the following after the second paragraph on page 3:
     “The price to be paid in the Offers will be adjusted downwards to reflect any additional dividend declared and paid by CANTV with a date prior to the Closing Date.”
     2. The answer that begins on page 3 to the question, “How much is the Bidder offering to pay for my Shares in the Venezuelan Offer and what will be the form of payment?” in the section titled “Summary Term Sheet” of the Information Supplement is hereby amended by inserting the following after the last paragraph on page 4:
     “The closing price of Shares on the CSE on the last trading day for Shares immediately prior to the commencement of the Offers was Bs. 6,977.93 per Share. Assuming the official Bolivar exchange rate is Bs. 2,150.00 on the Closing Date, holders of Shares that tender into the Venezuelan Offer to Purchase would receive Bs. 4,560.43 for each Share tendered.”
     3. The answer that begins on page 7 to the question, “Does the Bidder have any agreements with respect to the Offers with any of CANTV’s shareholders?” in the section titled “Summary Term Sheet” of the Information Supplement is hereby amended by replacing the last sentence on page 9 with the following:
     “The terms of the Venezuelan Offer and the terms of the U.S. Offer differ in certain respects from the requirements of the Memorandum, including with respect to the conditions to the Offers that are contemplated in the Memorandum. Nevertheless, the Bidder has no reason to believe that GTE will not tender the Shares and ADSs it owns beneficially or of record into the Offers.”

     4. The answer that begins on page 12 to the question, “If I decide not to tender, how will the Offers affect my Shares?” in the section titled “Summary Term Sheet” of the Information Supplement is hereby amended by replacing the word “revisitation” in the fifth sentence of the third bullet point on page 13 with the word “termination”.
     5. Section 1 of the Information Supplement titled “Background of the Offers; Past Contacts with CANTV” that begins on page 14 is hereby amended and restated in its entirety and replaced with the following:
     “On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the intention of the Bidder to nationalize Venezuelan companies operating in certain strategic sectors. These companies include CANTV. In furtherance of such intention, the Government of the Bolivarian Republic of Venezuela requested a meeting with Verizon, as the holder of the largest block of CANTV’s outstanding Shares, regarding a possible transaction in which the Bidder would acquire Verizon’s interest in CANTV.
     On or about Wednesday, January 24, 2007, representatives of the Bidder and of Verizon met for the first time, in New York. The Bidder explained its desire to negotiate an agreement with Verizon to provide for the acquisition, and invited Verizon to Caracas to discuss such an agreement.
     On or about Friday, January 26, 2007, representatives of the Bidder and of Verizon met in Caracas. The parties discussed a range of prices and reached general consensus that an agreement could be reached.
     The parties met for a third time on or about Thursday, February 1, 2007, in Caracas. At this meeting, the price was agreed on, subject to approval by the parties’ respective principals and finalization of the remaining terms of an agreement. Following this meeting, on February 2, 2007, Verizon delivered a draft of a proposed Stock Purchase Agreement to the Bidder.
     During the week of February 5, 2007, representatives of the parties held a series of meetings, and also communicated by telephone and emails, to negotiate the terms of an agreement. As a result of these negotiations, the proposed stock purchase transaction was replaced with a transaction structured as an agreement to tender.
     On February 9, 2007, the Bidder delivered to Verizon a draft of the Spanish version of the agreement, which would be treated as the official version of the agreement. The parties agreed to revisions to the language of this official version of the agreement during February 9 and February 10, 2007. No changes were required or made to the English version as a result of these revisions.
     On February 12, 2007, representatives of the Bidder met with representatives of Verizon in Caracas to finalize an agreement to be reflected in a memorandum of understanding, and during the evening of February 12, 2007, the Bidder and Verizon signed the Memorandum of Understanding at a ceremony held at the Palacio de Miraflores in Caracas. On the same date, the Bidder announced the execution of the Verizon Memorandum at a press conference held at the Palacio de Miraflores in Caracas.”
     6. The sixth and final paragraph of Section 3 of the Information Supplement titled “The Verizon Memorandum” that begins on page 15 is hereby amended and restated in its entirety and replaced with the following:
     “The terms of the Venezuelan Offer and the terms of the U.S. Offer differ in certain respects from the requirements of the Memorandum, including with respect to the conditions to the Offers that are contemplated by the Memorandum. The Bidder believes that the differences are immaterial. As such, the Bidder believes that GTE will tender its Shares and ADSs into the Offers.”

     7. The section under the caption “Exchange Rates on page 27” in Section 6 of the Information Supplement titled “Certain Information Concerning CANTV” is hereby amended to add the following after the single paragraph on page 27:
     “The closing price of Shares on the CSE on the last trading day for Shares immediately prior to the commencement of the Offers was Bs. 6,977.93 per Share. Assuming the official Bolivar exchange rate is Bs. 2,150.00 on the Closing Date, holders of Shares that tender into the Venezuelan Offer to Purchase would receive Bs. 4,560.43 for each Share tendered. As discussed in the Venezuelan Offer to Purchase, holders of Class D Shares (including Class D Shares that result from conversion of Shares from other classes in accordance with CANTV’s Estatutos (by-laws)) may exchange their Class D Shares for ADSs and participate in the U.S. Offer and therefore receive payment in Dollars.”
     8. The second and third bullet points in the fourth paragraph on page 29 of Section 8 of the Information Supplement titled “Certain Information Concerning the Bidder” are hereby amended and restated in their entirety and replaced with the following:
“	•	neither the Bidder nor, to the best of the Bidder’s knowledge, any ministry, subdivision, department, agency or other instrumentality, or any associate or majority-owned company of or other corporate entity owned by the Bidder, has effected any transaction in the Common Shares or ADSs during the past 60 days;

	•	there are no transactions that occurred during the past two years between the Bidder on the one hand and CANTV or its executive officers, directors or affiliates, on the other hand, that the Bidder is required to disclose pursuant to Item 1005(a) of Regulation M-A under the Exchange Act; and”
     9. The second sentence of the first paragraph on page 32 under Section 10 of the Information Supplement titled “Material U.S. Federal Income Tax Consequences” is hereby amended and restated as follows:
     “This summary is based on the laws in the United States in effect on the date hereof, which are subject to change and which changes may have retroactive effect.”
     10. The second sentence of the first paragraph under the subheading “U.S. Holders” on page 32 in Section 10 of the Information Supplement titled “Material U.S. Federal Income Tax Consequences” is hereby amended and restated as follows:
     "This discussion does not purport to be tax advice and may not be applicable depending upon a U.S. Holder’s particular situation.”
     11. The first sentence of the third paragraph under the subheading “U.S. Holders” on page 32 in Section 10 of the Information Supplement titled “Material U.S. Federal Income Tax Consequences” is hereby amended and restated as follows:
     “This summary is directed solely at U.S. Holders who hold their Shares as capital assets and whose functional currency is the Dollar.”

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Venezuelan Offer to Purchase dated April 8, 2007*

(a)(1)(B)	Information Supplement to Venezuelan Offer to Purchase dated April 8, 2007*

(a)(1)(C)	Form of Share Letter of Transmittal*

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007*

(b)	None

(d)	Memorandum of Understanding, dated February 12, 2007, by and among, Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)*

(g) through (h)	None

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA
By:	/s/ Jesse Chacón Ecsamillo
	Name:	Ing. Jesse Chacón Ecsamillo
	Title:	Minister of Telecommunications and Information of the Bolivarian Republic of Venezuela